UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 001-41369

Osisko Development Corp.

(Translation of registrant's name into English)

1100 Avenue des Canadiens-de-Montréal, Suite 300
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

EXHIBIT INDEX

Exhibit

99.1	Interim Consolidated Financial Statements for the three months ended March 31, 2023

99.2	Management’s Discussion and Analysis for the three months ended March 31, 2023

99.3	Form 52-109F2 Certification of Interim Filings Full Certificate - CEO

99.4	Form 52-109F2 Certification of Interim Filings Full Certificate - CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Osisko Development Corp.
(Registrant)

Date: May 9, 2023	/s/ Alexander Dann
Alexander Dann
Chief Financial Officer and VP Finance